425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-5819 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

March 28, 2016

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

RE:	GUIDANCE SOFTWARE, INC.
PREC14A
FILED MARCH 21, 2016 BY SHAWN H. MCCREIGHT, ET AL.
FILE NO. 001-33197

Dear Ms. Chalk:

On behalf of our client, Shawn H. McCreight, this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 25, 2016, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on March 21, 2016.  This letter is being submitted together with the revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”).  For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by Mr. McCreight’s response.

PREC14A filed March 21, 2016

Reasons for this Solicitation, page 5

1.                                      Please revise to disclose the specific dates you are using to determine what you claim to be a 40% decline in the company’s share price.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 5.

2.                                      Please balance the disclosure in this section by briefly discussing the share price of the company’s common stock as of a recent practicable date.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 5.

3.                                      Please provide examples of the strategic alternatives for which you intend to engage a financial advisor.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 5.

4.                                      Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such in the proxy statement, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. We note the following statements:

•                  the disclosure on page 5 that the company’s current strategy will lead to increasing losses and a further decline in shareholder value;

•                  the disclosure on page 5 that a series of changes to the company’s product road-map, pricing policies and sales channel strategy have led to a loss of leadership position in key markets and a decline in revenue and profitability; and

•                  the disclosure on page 5 that stockholders will be unable to evaluate and hold the board and management accountable without financial guidance for 2016.

Mr. McCreight respectfully acknowledges the Staff’s comments, and has updated the disclosure in the Revised Proxy Statement on page 5.

Background of the Proxy Solicitation, page 6

5.                                      Please briefly describe Mr. McCreight’s current and past relationship with the company including the circumstances leading to the separation agreement and the events before February 2016 when Mr. McCreight notified the Company that he intended to run a slate of nominees for election to the board of directors.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 6.

Proposal No. 1

Election of Directors, page 7

6.                                      Please briefly describe the potential effects of a change of control in the event it is determined that the election of your nominees would result in a change of control.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 7.

7.                                      Please revise to disclose the specific dates and approximate percentage by which you claim the company’s stock price increased during Mr. Colbert’s tenure.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 7.

Proposal 4

Stockholder Proposal by the Participants to Amend the Company’s Fourth Amended and Restated Bylaws to Permit Stockholders to Call Special Meetings of Stockholders, page 13

8.                                      Please provide us with a legal analysis supporting your apparent belief that this proposal is consistent with paragraph A of Article Nine of the company’s amended and restated certificate of incorporation.  Alternatively, provide disclosure that this provision could conflict with the company’s amended and restated certificate of incorporation and stating the result if it passes but is inconsistent with the Company’s governing instruments.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 13.

9.                                      Please disclose that, at the present time and based on present share ownership stake, the only stockholder that will be able to avail themselves of this proposal is the McCreight Living Trust.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 13.

Votes Required for Approval, page 15

10.                               Your disclosure that the affirmative vote of holders of a majority of the shares present or represented by proxy at the meeting is required to approve Proposal 4 appears to be inconsistent with Section 9.1 of the company’s bylaws which requires an affirmative vote of the majority of all shares issued and outstanding to amend the company’s bylaws. Please revise or advise.

Mr. McCreight respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 15.

In addition, attached as Exhibit A is a written statement from each of the participants acknowledging that: (i) such participant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) such participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to contact me at (415) 268-7096.

Sincerely,

/s/ Murray A. Indick

425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-5819 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON  FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Exhibit A

Written Statement from Each Participant

RE:                                                  GUIDANCE SOFTWARE, INC.

PREC14A

FILED MARCH 21, 2016 BY SHAWN H. MCCREIGHT, ET AL.

FILE NO. 001-33197

The undersigned, each a “Participant” as defined in the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2016, by Shawn H. McCreight relating to Guidance Software, Inc., acknowledges that

•                  such Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Shawn H. McCreight

/s/ John P. Colbert

/s/ Jonathan R. Mather

/s/ Michael J. McConnell

/s/ Roberto Medrano